Exhibit 99.1

February 10, 2016
TO:     British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Office of the Administrator of the Securities Act, New Brunswick
Registrar of Securities, Prince Edward Island
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Government of Yukon
Government of the Northwest Territories
Government of Nunavut
Toronto Stock Exchange

Dear Sirs:
RE: SEARS CANADA INC.

We wish to advise you of the following dates in connection with our Annual and Special Meeting of Shareholders:

Date of Meeting:	April 21, 2016
Record Date for Notice and for Voting:	March 7, 2016
Beneficial Ownership Determination Date:	March 7, 2016
Material Mail Date:	March 21, 2016
Applicable Securities to receive Notice and to Vote:	Common
Type of Meeting:	Annual and Special
Special Meeting:	Yes
Use of Notice-and-Access[1] for registered shareholders:	Yes
Use of Notice-and-Access for beneficial shareholders:	Yes
Sending proxy-related materials directly to Non Objecting Beneficial Owners:	No
Paying for Objecting Beneficial Owner proxy-related materials distribution:	Yes
Notice-and-Access Stratification Criteria:	See below[2]
CUSIP Number:	81234D-10-9

We trust you will find this to be satisfactory.
Yours very truly,
SEARS CANADA INC.

“Franco Perugini”

General Counsel and Corporate Secretary
Tel: (416) 941-4420
Fax: (416) 941-2321

1The Corporation will be relying on the amendments to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, which came into force on February 13, 2013 (“Notice-and-Access”).
2All shareholders who have consented to electronic delivery of shareholder communications will be provided with voting instructions and will receive the Notice-and-Access notification and the corresponding Proxy-Related materials for the Meeting through electronic delivery. Pursuant to an exemption obtained by the Corporation under the Canada Business Corporations Act (CBCA), the Corporation will deliver paper copies of a proxy form, a Notice-and-Access notification and the Corporation’s Annual Report (except to Shareholders that have previously declined), with the Notice of Meeting and Management Proxy Circular being delivered through Notice-and-Access, to all Shareholders that have not consented to electronic delivery of shareholder communications.